UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)




                            WELLCO ENTERPRISES, INC.

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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $1.00

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                         (Title of Class of Securities)


                                    949476105


                 -----------------------------------------------
                                 (CUSIP Number)


                                February 14,2007

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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
            |_| Rule 13d-1(b)

            |X| Rule 13d-1(c)

            |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[GRAPHIC OMITTED]

CUSIP No.:  949476105
                                13G                                Page 1 of 10


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  1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Evan Kent Auberry, Executor of Estate of Horace Auberry, deceased and Trustee of Auberry Family Trust
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  X|_|
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  3.  SEC Use Only

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  4. Citizenship or Place of Organization

     North Carolina
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                      5.    Sole Voting Power    51,210

    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
      WITH:
                    ------------------------------------------------------------
                      6.    Shared Voting Power:    0


                    ------------------------------------------------------------
                      7.    Sole Dispositive Power    51,210

                    ------------------------------------------------------------
                      8.    Shared Dispositive Power    0

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  9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      82,004

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                                                           |-|
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11.   Percent of Class Represented by Amount in Row (9)

      6.02%
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12. Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------


[GRAPHIC OMITTED]


CUSIP No.: 949476105             13G                               Page 2 of 10


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  1. Names of Reporting Persons.
     Carolyn C. Auberry.
--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|o
--------------------------------------------------------------------------------
  3.  SEC Use Only

--------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

       North Carolina
--------------------------------------------------------------------------------

                      5.    Sole Voting Power        30,794

    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
      WITH:
                    ------------------------------------------------------------
                      6.    Shared Voting Power       0

                    ------------------------------------------------------------
                      7.    Sole Dispositive Power        30,794

                    ------------------------------------------------------------
                      8.    Shared Dispositive Power  0



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  9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      82,004
--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                        |-|
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
      6.02%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------



[GRAPHIC OMITTED]


CUSIP No.:  949476105               13G                            Page 6 of 10

Item 1(a). Name of Issuer:
      Wellco Enterprises, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
150 Westwood Circle, P.O. Box 188, Waynesville, North Carolina 28786

Item 2(a). Name of Persons Filing:
      Evan Kent Auberry, Executor of Estate of Horace Auberry and Trustee of Horace Auberry Family Trust; Carolyn C. Auberry

Item 2(b). Address of Principal Business Office or, if none, Residence:

      Evan Kent Auberry: 300 North Greene Street, Suite 1400, Greensboro, North Carolina 27401
      Carolyn C. Auberry, 218 Crestridge Dr. Waynesville, NC  28785

Item 2(c). Citizenship:
      North Carolina

Item 2(d). Title of Class of Securities:
      Common Stock, $1.00 par value.

Item 2(e). CUSIP Number:
      949476105
[GRAPHIC OMITTED]

CUSIP No.:  949476105
                                13G                                Page 7 of 10

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under Section 15 of the Act;
(b) [ ] Bank as defined in Section 3(a)(6) of the Act;
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1
        (b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      Not applicable.

Item 4. Ownership:
      210 shares are owned by Evan Kent Auberry in his personal capacity. 51,000 shares are held in the Horace Auberry Family Trust, of which Mr.
Auberry is trustee.
      Carolyn Auberry, who is Evan Kent Auberry's mother, and who is a beneficiary of the trust, owns 29,659 shares in her personal capacity and 1,135 shares in an IRA.

Item 5. Ownership of Five Percent or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

 Item 6. Ownership of More than Five Percent on Behalf of Another Person:
      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

      Not applicable.

Item 8. Identification and Classification of Members of the Group: [GRAPHIC OMITTED]

CUSIP No.:  949476105
                                13G                                Page 8 of 10

      Not applicable.

Item 9. Notice of Dissolution of Group:

      Not applicable.

Item 10. Certifications:

      By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [GRAPHIC OMITTED]


CUSIP No 949476105
                                13G                                Page 9 of 10

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 09, 2007

                                                            :

                                                Evan Kent Auberry/s/
                                                Carolyn C. Auberry/s/

                                                            [GRAPHIC OMITTED]